Exhibit 99.(a)(5)(C)

JMP GROUP ANNOUNCES AMENDMENT AND EXTENSION OF SELF-TENDER OFFER

SAN FRANCISCO, Mar. 13, 2020 — JMP Group LLC (NYSE: JMP), an investment banking and alternative asset management firm, today announced that it has amended its previously announced self-tender offer to purchase up to 3,000,000 shares representing limited liability company interests in JMP Group (the “Shares”) at a purchase price per Share of $3.25.

As of the close of business on March 12, 2020, 60,850 Shares had been tendered in and not withdrawn from the tender offer.

As a result of this tepid response to the company’s self-tender offer and in order to provide shareholders with sufficient additional time to evaluate the amendment to the tender offer, the company filed an amendment to the Schedule TO-I/A today with the Securities and Exchange Commission (the “SEC”) to reduce the number of shares subject to the tender offer from up to 3,000,000 Shares to up to 1,000,000 Shares.

The tender offer was scheduled to expire on March 20, 2020. As a result of this amendment, the tender offer will be extended ten business days and is scheduled to expire on April 3, 2020.

The purchase price remains unchanged at $3.25 per Share.

As amended, if the tender offer is fully subscribed for 1,000,000 Shares, the company will have purchased approximately 5.13% percent of its outstanding Shares as of December 31, 2019.

The terms and conditions of the Offer are described in the Offer to Purchase, dated as of February 24, 2020 (the "Offer to Purchase"), and the related Letter of Transmittal, as updated by the information contained in this Amendment No. 1 to the Schedule TO, filed with the SEC today, March 13, 2020. Except as set forth in such amendment, the terms and conditions of the Offer as described in the Offer to Purchase and the related letter of transmittal, remain the same.

The company has retained JMP Securities LLC as the dealer manager for the tender offer and D.F. King & Co., Inc. as the information agent.

Copies of the Offer to Purchase and the Letter of Transmittal have been mailed to holders of the Shares. Additional copies of the Offer to Purchase, the Letter of Transmittal, or the Notice of Guaranteed Delivery may be obtained at JMP Group’s expense from the information agent, D.F. King & Co., Inc. at 48 Wall Street, 22nd Floor, New York, New York 10005. Banks and brokerage firms should call (212) 269-5550; all others should call (800) 622-1569 (toll-free).

Questions regarding the tender offer should be directed to D.F. King & Co., Inc. by telephone at (800) 622-1569 (toll-free) or by email at jmp@dfking.com.

Certain Information Regarding the Tender Offer

The tender offer described in this press release commenced on February 24, 2020. The information in this press release describing JMP Group’s tender offer is for informational purposes only and does not constitute an offer to buy or the solicitation of an offer to sell Shares in the tender offer. On the commencement date of the tender offer on February 24, 2020, a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and related materials, was filed with the SEC by JMP Group. The tender offer will only be made pursuant to the offer to purchase, the letter of transmittal and related materials filed as a part of the Schedule TO, as amended. Shareholders should read the offer to purchase and the related materials carefully, because they contain important information, including the various terms and conditions of the tender offer. Shareholders are able to obtain a free copy of the Schedule TO, as amended, the offer to purchase and other documents that JMP Group from the SEC’s website at www.sec.gov. Shareholders may also obtain a copy of these documents, without charge, from D.F. King & Co., Inc., the information agent for the tender offer, by calling (800) 622-1569 (toll-free). Shareholders are urged to carefully read all materials regarding the tender offer prior to making any decision with respect to the tender offer. Shareholders and investors who have questions or need assistance may contact D.F. King & Co., Inc., the information agent for the tender offer, by telephone at (800) 622-1569 (toll-free) or by email at jmp@dfking.com.

Cautionary Note Regarding Forward-Looking Statements

JMP Group has made statements in this press release that are forward-looking statements, including the expected timing, size or other terms of the tender offer and the company’s ability to complete the tender offer. In some cases, you can identify these statements by forward-looking words such as “may”, “will”, “expect”, “plan”, or “believe”, the negative of these terms, and other comparable terminology. These forward-looking statements, which are subject to risks, uncertainties and assumptions about JMP Group, may include projections of the company’s future financial performance, based on its growth strategies and anticipated trends in its business. These statements are only predictions based on JMP Group’s current expectations and projections about future events. Although we believe that the expectations reflected in any of our forward-looking statements are reasonable, there are important factors that could cause the company’s actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements. In particular, you should consider the numerous risks outlined under “Risk Factors” in JMP Group’s 2018 Annual Report on Form 10-K and should carefully review the other reports filed by the company with the SEC from time to time, including Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. JMP Group is under no duty to, and it does not undertake any obligation to, update or review any of these forward-looking statements after the date of this press release except as required by law.

About JMP Group

JMP Group LLC is a diversified capital markets firm that provides investment banking, equity research, and sales and trading services to corporate and institutional clients as well as alternative asset management products and services to institutional and high-net-worth investors. JMP Group conducts its investment banking and research, sales and trading activities through JMP Securities; its hedge fund, venture capital and private capital activities through Harvest Capital Strategies and JMP Asset Management; and the management of Harvest Capital Credit Corporation (NASDAQ: HCAP), a business development company, through HCAP Advisors. For more information, visit www.jmpg.com.

Investor Relations Contact	Media Relations Contacts
JMP Group LLC	Dukas Linden Public Relations, Inc.

Andrew Palmer	Zach Leibowitz
(415) 835-8978	(646) 722-6528
apalmer@jmpg.com	zach@dlpr.com

Michael Falco
(646) 808-3611
michael@dlpr.com